ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-756-3300

Fax:202-756-3333

www.alston.com

Keith E. Gottfried	Direct Dial: 202-239-3679	E-mail: keith.gottfried@alston.com

April 16, 2012

VIA E-MAIL AND EDGAR AS CORRESP

Mr. Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549-3628

Re:	Onvia, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed April 6, 2012 File No. 001-35164

Dear Mr. Duchovny:

On behalf of our client, Onvia, Inc., a Delaware corporation (“Onvia” or the “Company”), we have set forth below its responses to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to us, dated April 13, 2012 (the “Comment Letter”). For ease of reference, the text of each of the Staff’s comments is set forth in this letter in italics with the response immediately following each italicized comment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Preliminary Proxy Statement on Schedule 14A filed on April 6, 2012 by Onvia (the “Preliminary Proxy Statement”) with respect to Onvia’s 2012 Annual Meeting of Stockholders (including any adjournment, postponement or rescheduling thereof, the “2012 Annual Meeting”).

Concurrently with the delivery of this letter, Onvia is filing with the Commission its definitive proxy statement dated April 16, 2012 (the “Definitive Proxy Statement”) containing the revisions described in this letter.

Preliminary Schedule 14A

Mr. Daniel F. Duchovny, Esq.

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

April 16, 2012

General Information

Who will solicit proxies on behalf of the Board? page 6

1. Staff Comment: We note that you may solicit proxies by telephone, telegram, facsimile, electronic mail, Internet, other electronic means and personal solicitation. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding. Also, disclose what “other electronic means” you plan to utilize.

Response: Onvia acknowledges the Staff’s comment and confirms that it understands its obligations to comply with Rule 14a-6(b) and (c). The Definitive Proxy Statement has been revised to address the Staff’s comment by deleting the reference to “other electronic means.”

2. Staff Comment: If you do solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

Response: Onvia supplementally advises the Staff that it does not currently plan to use any Internet chat rooms to solicit proxies.

3. Staff Comment: Please disclose the information required by Item 4(b)(4) of Schedule 14A.

Response: The Definitive Proxy Statement has been revised to address the Staff’s comment by disclosing the information required by Item 4(b)(4) of Schedule 14A.

* * * * * *

We appreciate the Staff’s review of Onvia’s filing. If you have any questions regarding the Definitive Proxy Statement or these responses, please feel free to contact me at (202) 239-3679. Facsimile transmissions may be sent to me at (202) 654-4879.

Very truly yours,

/s/ KEITH E. GOTTFRIED

Keith E. Gottfried

cc:	SoYoung Kwon, Esq., Onvia, Inc.

Annex A

Onvia, Inc.

509 Olive Way, Suite 400

Seattle, Washington 98101

April 16, 2012

VIA E-MAIL AND EDGAR AS CORRESP

Mr. Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549-3628

Re:	Onvia, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed April 6, 2012

File No. 001-35164

Dear Mr. Duchovny:

Onvia, Inc., a Delaware corporation (the “Filing Person”), hereby provides the following statements with respect to the above-referenced filing: (i) that the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) that the Filing Person may not assert staff comments as a defense in any or proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ SOYOUNG KWON

SoYoung Kwon

General Counsel